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                                                                EXHIBIT 99(a)(1)




                                                                   PRESS RELEASE

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                                                Press contacts:


                                                Jeff Ignaszak
                                                GE Power Systems
                                                Phone (770) 859-7650
                                                jeffrey.ignaszak@ps.ge.com

                                                Ellen Klee
                                                GE Energy Management Services
                                                Phone (770) 859-7384
                                                ellen.klee@ps.ge.com

                                                Chad Morris
                                                Smallworldwide plc.
                                                Phone (303) 268-6251
                                                chad.morris@swldy.com


                      GE Power Systems Announces Offer to
                           Acquire Smallworldwide plc

     Provider of spatial technology and network solutions for the utility, communications, and public service industries complements
                    GE's high-tech services growth strategy

August 17, 2000 - Atlanta, GA and Cambridge, England - General Electric Company and Smallworldwide plc announced today that they have reached a definitive agreement pursuant to which GE Power Systems will commence an offer to acquire 100% of Smallworld's shares for US$ 20.00 per share, payable in cash. The Board of Directors of Smallworld has unanimously recommended the Offer and the Company's directors and executive officers have irrevocably committed to tender their Smallworld shares into the GE Offer. The total value of the transaction, on a fully diluted equity basis, is approximately US$ 210 million. For its fiscal year ended June 30, 2000, Smallworld sales were US$ 78.9 million.

Smallworld is a leading supplier of spatial technology and network solutions for the global marketplace with focus in the utilities, communications, and public
systems industries.   Smallworld software products model real world assets and
services, enabling companies to improve the performance and efficiency of their complex networks.
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Robert L. Nardelli, President and CEO of GE Power Systems, said, "Smallworld's software technology solutions will offer tremendous opportunities for our customers to improve their overall network management and service reliability. As companies around the world race to digitize their operations, this technology will become a fundamental part of our strategy to provide the energy and other high-tech industries with innovative solutions that drive productivity. By combining this business with our growing portfolio of software solutions we will be better positioned to help meet the changing needs of the global energy and communications marketplace."

Dick Newell, Chairman of Smallworld, commented "This transaction complements our long term goal of becoming the software choice for designing and managing the world's networks. The Board of Directors' unanimous approval of this transaction confirms our commitment to continued growth and global opportunity." Warren Ferguson, President and Chief Executive Officer of Smallworld, added "Our innovative people, spatial technology, product quality, and network solutions will make a valuable addition to GE. All of us at Smallworld can take great pride in the fact that we are joining forces with one of the best corporations in the world."

Upon completion of the transaction, Smallworld will become part of GE Energy Management Services, a GE Power Systems business. "In addition to Smallworld's strong technology and customer franchise, we are very impressed with the people at Smallworld and excited to have them join our team," commented Steve Bolze, President and General Manager of GE Energy Management Services. "Smallworld will be an integral part of our growth strategy for serving customers in the rapidly changing utility and communications industries."

The tender offer for Smallworld shares is expected to commence next week. The tender offer is subject to customary conditions, including obtaining necessary regulatory approvals and the tender of at least 90% of the outstanding shares (or such lesser amount as GE may decide, but not less than a majority). Assuming the purchase of at least 90% of the shares at conclusion of the offer, any remaining shares would be acquired for $20.00 per share payable in cash through the compulsory share acquisition procedures provided under U.K. law.

This announcement is not an offer to purchase the shares of Smallworld. At the time the offer is commenced, GE will file a tender offer statement (including related tender offer documents such as a form of letter of transmittal for U.S. shareholders and form of acceptance for U.K. shareholders) with the SEC, and Smallworld will file a solicitation/recommendation statement with the SEC. These documents will contain important information about the offer and shareholders of Smallworld are urged to read these documents before making a decision about the offer. Once filed with the SEC, these documents will be available free of charge from the contact persons listed above. In addition, the documents filed by GE will be available from the SEC's website at www.sec.gov.
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About Smallworld
----------------

Smallworld is a technology leader that creates, markets and delivers network software products to the utility, public systems, and communications customers globally. The company also
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provides rapid implementation and integration of Smallworld's unique technology and vertical industry applications, which can increase customers' revenues, improve customer service, and better utilize assets. Shares in Smallworld are traded on NASDAQ National Market System under the symbol SWLDY. Smallworld employs more than 500 people doing business through a worldwide network of sales offices, distributors and business partners.

About GE and GE Power Systems
-----------------------------

GE (NYSE symbol GE) is a diversified services, technology and manufacturing company with a commitment to achieving customer success and worldwide leadership in each of its businesses. GE was recently named "E-Business of the Year" by Internet Week magazine.

GE Power Systems is the largest business unit of GE and is a leading global supplier of power generation technology, energy services and energy management systems with 2000 revenue estimated at US$14.5 billion. GE Power Systems has the largest installed base of power generation equipment in the global energy industry. Through a series of acquisitions and alliances the company has expanded its portfolio of product, service and software solutions to serve customers in the global energy and other related industries. Recent acquisitions of rental power and industrial pure water technologies have expanded the company's capabilities to serve a broader range of industries including telecommunications, entertainment and high-tech manufacturing.

For further company information, please visit websites www.gepower.com and
                                                       ---------------
www.swldy.com.
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The City Code on Takeovers and Mergers
--------------------------------------

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Smallworld plc, owns or controls, or becomes the owner or controller, directly or indirectly, of a per cent. or more of any class of securities of Smallworld plc is generally required under the provisions of Rule 8 of the Code to notify the Panel by no later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period prior to the date on which the Offer is unconditional in all respects or lapses or is withdrawn. Dealings by Smallworld plc or by its "associates" (within the definition set out in the Code) in any class of securities of Smallworld or referable thereto until the end of such period must also be disclosed.

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